June 27, 2025

Bevin Wirzba
President and Chief Executive Officer
South Bow USA Infrastructure Holdings LLC
707 5 Street SW, Suite 900
Calgary, Alberta, Canada
T2P 1V8

       Re: South Bow USA Infrastructure Holdings LLC
           Registration Statement on Form S-4
           Filed June 20, 2025
           File No. 333-288163
Dear Bevin Wirzba:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   A.J. Ericksen